8-48311

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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[redacted]

08027596

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

| SEC FILE NUMBER |
|---|
| 8-~~[illegible]~~ |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Equity Markets, L.P.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Blvd.
(No. and Street)

| Jersey City | NJ | 07310 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy P. Dunham 201-557-6886
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

| 300 Madison Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## Oath or Affirmation

State of New Jersey
County of Hudson

We, the undersigned officers of Knight Equity Markets, L.P., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Equity Markets, L.P. for the year ended December 31, 2007 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Senior Managing Director

Timothy P. Dunham
Chief Financial Officer

Sharon Gautier Lopez
Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires August 3, 2011

# Knight Equity Markets, L.P.

**Statement of Financial Condition**
**December 31, 2007**

# Knight Equity Markets, L.P.
## Index
## December 31, 2007

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Auditors

To the Partners of
Knight Equity Markets, L.P.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Knight Equity Markets, L.P. (the "Partnership") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2008

## Knight Equity Markets, L.P.
### Statement of Financial Condition
### December 31, 2007

| | | |
|---|---|---|
| | | *(in thousands)* |
| **Assets** | | |
| Cash and cash equivalents | $ | 127,147 |
| Cash segregated under federal and other regulations | | 6,594 |
| Securities owned, held at clearing broker, at market value | | 243,714 |
| Receivable from brokers, dealers and clearing organizations | | 100,866 |
| Receivable from affiliates | | 4,876 |
| Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $86,348 | | 53,632 |
| Intangible assets, less accumulated amortization of $2,375 | | 9,625 |
| Goodwill | | 3,590 |
| Other assets | | 20,136 |
| **Total assets** | $ | 570,180 |
| **Liabilities and Partners' Capital** | | |
| Liabilities | | |
| Securities sold, not yet purchased, at market value | $ | 183,336 |
| Accrued compensation expense | | 64,677 |
| Payable to brokers, dealers and clearing organizations | | 33,302 |
| Accrued soft dollar and commission recapture expense | | 7,597 |
| Payable to affiliates | | 396 |
| Lease loss accrual | | 18,344 |
| Accrued expenses and other liabilities | | 24,691 |
| **Total liabilities** | | 332,343 |
| Commitments and contingent liabilities (Note 6) | | |
| Partners' capital | | 237,837 |
| **Total liabilities and partners' capital** | $ | 570,180 |

The accompanying notes are an integral part of this financial statement.

### 1. Organization and Description of the Business

Knight Equity Markets, L.P. (the "Company"), a limited partnership organized in the state of Delaware, operates as a market maker in over-the-counter ("OTC ") equity securities, primarily those traded on the Nasdaq Stock Market and on the OTC Bulletin Board. The Company also operates a domestic institutional sales business. Donaldson & Co. ("Donaldson") a division of the Company, offers soft dollar and commission recapture services. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Nasdaq Stock Exchange ("Nasdaq"), Financial Industry Regulatory Authority ("FINRA"), the International Securities Exchange, LLC, the National Stock Exchange, and the National Futures Association ("NFA"). The Company's general partner is Knight Securities General, Inc. and its limited partner is Knight Securities Operations, Inc. The Company's ultimate parent is Knight Capital Group, Inc. ("KCG").

### 2. Significant Accounting Policies

**Cash and Cash Equivalents**
Cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

**Market Making Activities**
Securities owned and securities sold, not yet purchased, which primarily consist of OTC and listed equity securities, are carried at market value and are recorded on a trade date basis. All of the inventory at December 31, 2007 is held at a clearing broker or a custodian and can be sold or pledged.

**Estimated Fair Value of Financial Instruments**
The market value of securities owned and securities sold, not yet purchased is estimated using market quotations available from major securities exchanges, clearing brokers and dealers. Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value; as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent re-pricing.

**Goodwill and Intangible Assets**
The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets,* which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets are amortized on a straight line basis over their useful lives and, as required by SFAS No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets,* will be tested for recoverability whenever events indicate that the carrying amounts may not be recoverable.

**Foreign Currencies**
The functional currency of the Company is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the Statement of Financial Condition.

**Depreciation and Amortization**
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the applicable office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

**Income Taxes**
As a limited partnership, the Company is not subject to federal, state or local income taxes as such amounts are borne by the Company's partners.

**Lease Loss Accruals**
It is the Company's policy to identify excess real estate capacity and where applicable, accrue for such future costs. In determining the accrual, a nominal cash flow analysis is performed for lease losses initiated prior to December 31, 2002, the effective date of SFAS No. 146 *Accounting for Costs Associated with Exit or Disposal Activities*, and costs related to the excess capacity are accrued. For leases initiated after December 31, 2002, the Company's policy is to accrue future costs related to excess capacity using a discounted cash flow analysis.

**Stock-based Compensation**
On January 1, 2006, the Company (in conjunction with KCG) adopted SFAS No. 123-R, *Share-Based Payment* ("SFAS No. 123-R"), using the "modified prospective method." Under SFAS No. 123-R, the grant date fair values of stock-based employee awards that require future service are amortized over the relevant service period.

Upon the adoption of SFAS No. 123-R, the Company changed its expense attribution method for options. For option awards granted subsequent to the adoption of SFAS No. 123-R, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award, which is the same methodology that the Company uses to account for restricted share awards. For unvested option awards granted prior to the adoption of SFAS No. 123-R, the Company continues to recognize compensation cost using a graded-vesting method (as it had on a pro-forma basis previously). The graded-vesting method recognizes compensation cost separately for each vesting tranche.

SFAS No. 123-R requires expected forfeitures to be considered in determining stock-based employee compensation expense. For the year ended December 31, 2007, the Company recorded a benefit for expected forfeitures on all outstanding stock-based awards.

For stock-based payments issued after the adoption of SFAS No. 123-R, the Company applies a non-substantive vesting period approach whereby the expense is accelerated for those employees that receive awards and are eligible to retire prior to the award vesting.

**Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results may differ from those estimates.

## 3. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2007 consist of the following:

| | *(in thousands)* Receivable | Payable |
|---|---|---|
| Receivable from / Payable to clearing brokers | $ 59,153 | $ 20,026 |
| Securities failed-to-deliver/receive | 23,273 | 9,195 |
| Deposits for securities borrowed | 18,440 | - |
| Payments for order flow | - | 1,887 |
| Clearance, execution and other fees | - | 2,194 |
| | $ 100,866 | $ 33,302 |

Included in securities failed to deliver and securities failed to receive are $21.1 million and $8.8 million receivable from and payable to an affiliate, respectively.

## 4. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consist of the following:

| | *(in thousands)* |
|---|---|
| Computer hardware and software | $ 78,771 |
| Leasehold improvements | 46,149 |
| Telephone systems | 8,600 |
| Furniture and fixtures | 4,773 |
| Equipment | 1,687 |
| | 139,980 |
| Less: Accumulated depreciation and amortization | 86,348 |
| | $ 53,632 |

## 5. Goodwill and Intangible Assets

At December 31, 2007, the Company had goodwill and intangible assets of $3.6 million and $9.6 million, respectively, which resulted from the purchase of the business of Donaldson & Co., Incorporated, on December 1, 2003.

The intangible assets, which are primarily customer relationships, are all deemed to have finite lives and are being amortized over their useful lives, which have been determined to range from five to thirty years.

Under SFAS 142, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signify the existence of impairment. As part of the test for impairment, the Company is tested in conjunction with its business segment within KCG. The test considers the profitability, fair value and the overall market value of the Company and its business segment compared to the net book value. In

June 2007, the Company tested for the impairment of goodwill and intangible assets and concluded that there was no impairment. Amortizable intangibles are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable. No such events occurred in 2007 that would indicate that the carrying amounts of the Company's amortizable intangibles may not be recoverable.

## 6. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases, which contain certain fixed escalation clauses. In addition, the Company has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2007, future minimum rental commitments under all noncancelable office leases, and computer and equipment leases, guaranteed employment contracts longer than one year and other commitments (collectively, "Other Obligations") were as follows:

| | *(in thousands)* | | |
|---|---|---|---|
| | **Office Leases** | **Other Obligations** | **Total** |
| **Year ending December 31,** | | | |
| 2008 | $ 9,090 | $ 7,413 | $ 16,503 |
| 2009 | 9,193 | 218 | 9,411 |
| 2010 | 8,935 | 3 | 8,938 |
| 2011 | 9,721 | - | 9,721 |
| 2012 | 10,168 | - | 10,168 |
| Thereafter through 2021 | 88,652 | - | 88,652 |
| | $ 135,759 | $ 7,634 | $ 143,393 |

During the normal course of business, the Company collateralizes certain lease obligations through letters of credit. As of December 31, 2007, KCG has provided a $6.0 million letter of credit collateralized by U.S. Treasury Bills as a guarantee for one of the Company's lease obligations.

The Company has been named as a defendant in legal actions. In addition, from time to time, the Company is subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

## 7. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total U.S. equity dollar value traded by the Company during the period. For the year ended December 31, 2007, no client accounted for 10% or more of the U.S. equity dollar value traded.

## 8. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Eligible employees receive KCG restricted shares as a portion of their total compensation. Restricted share awards generally vest ratably over three years. KCG has the right to fully vest employees in their option grants and awards upon retirement and in certain other circumstances. Awards are otherwise canceled if employment is terminated before the end of the relevant vesting period.

KCG's policy is to grant options for the purchase of shares of KCG Class A Common Stock at not less than market value, which the Stock Plans define as the average of the high and low sales price on the date prior to the grant date. Options generally vest ratably over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the option agreements. KCG has the right to fully vest employees in their awards upon retirement and in certain other circumstances. Awards are otherwise canceled if employment is terminated before the end of the relevant vesting period.

## 9. Related Party Transactions

Corporate overhead expenses are allocated to the Company by KCG based on direct usage, headcount, or a percentage of net capital depending on the source or nature of the expense.

The Company pays an affiliate a fee for introducing transactions from European customers.

The Company pays an affiliate a fee for certain costs associated with the operation of a disaster recovery site.

The Company receives a fee from an affiliate to manage an electronic trading portfolio.

The Company receives fees from affiliates which represents the affiliates' allocation of certain shared services costs.

In the normal course of business, the Company makes short-term loans, payable on demand, to affiliated companies for which the Company charges an amount approximating its borrowing rate. Receivable from affiliates at December 31, 2007 consists of $4.9 million in non-interest bearing receivables from affiliates.

In addition, the Company borrowed funds from an affiliate during 2007 at a rate approximating its borrowing rate. At December 31, 2007 there were no loans payable.

In 2007, the Company made a $90.0 million capital distribution to KCG which was comprised of the forgiveness of a loan receivable of $82.1 million and cash payments of $7.9 million.

## 10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a market maker of OTC securities, substantially all of the Company's OTC securities transactions are conducted as principal with broker-dealer and institutional counterparties located in the United States. The Company clears the majority of its domestic securities transactions through a clearing broker on a fully disclosed basis. Foreign transactions are settled pursuant to a global custody and clearing agreement with a major U.S. commercial bank. Substantially all of the

Company's credit exposures are concentrated with the bank and the clearing broker (the "clearing agents"). These clearing agents may re-hypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing agents and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing agents, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no liabilities with regard to the right. In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

Securities sold, not yet purchased, which are valued at market, represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

## 11. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $1.0 million or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2007, the Company had net capital of $89.4 million, which was $81.4 million excess of its required net capital of $8.0 million.



END